FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Second Quarter Financial Results
2.	Nomura Declares Half Year Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 28, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Reports Second Quarter Financial Results

•	Strong first half performance, with Group pretax income up 26% and net income up 18% YoY

•	Wealth Management had record high recurring revenue assets driven by 14th consecutive quarter of net inflows

•	Investment Management AuM at all-time high of Y101.2trn underpinned by 10th straight quarter of net inflows; Alternative AuM also at record high

•	Wholesale pretax income 43% stronger YoY reflecting capital discipline and self-sustained growth; Equities revenues at record high

•	Banking booked solid revenues from lending and trust and agent operations

•	Second quarter ROE of 10.6%; First-half ROE of 11.3% and dividend of 27 yen per share

Tokyo, October 28, 2025—Nomura Holdings, Inc. today announced its consolidated financial results for the second quarter and first half of the fiscal year ending March 31, 2026.

Net revenue in the second quarter was 515.5 billion yen (US$3.5 billion)1, declining 2 percent quarter on quarter but increasing 7 percent year on year. Income before income taxes decreased 15 percent from last quarter but increased 3 percent compared to the second quarter last year to 136.6 billion yen (US$923 million). Net income attributable to Nomura Holdings shareholders was 92.1 billion yen (US$622 million), down 12 percent quarter on quarter and 6 percent year on year.

For the six months to September, Nomura reported net revenue of 1,038.8 billion yen (US$7.0 billion), up 11 percent from the same period last year. Income before income taxes increased 26 percent to 296.9 billion yen (US$2.0 billion), and net income attributable to Nomura Holdings shareholders was 196.6 billion yen (US$1.3 billion), up 18 percent from the same period last year.

“We reported another strong performance in the first half with net income of 196.6 billion yen increasing 18 percent year on year. ROE was over 11 percent, as we continued to strengthen our business model to consistently deliver ROE of 8 to 10 percent or more,” said Kentaro Okuda, Nomura President and Group CEO.

“Wealth Management had record high recurring revenue underpinned by 14 consecutive quarters of net inflows into recurring revenue assets. Recurring revenue cost coverage ratio, an indicator of performance stability, was 70 percent. In Investment Management, assets under management reached an all-time high of over 100 trillion yen.

“Wholesale pretax income jumped 43 percent from last year as performance became more robust. In Global Markets, Equities net revenue was at an all-time high. Investment Banking maintained its strong momentum in Japan, while our overseas business rebounded on the back of multiple M&A deals. Our Banking Division booked solid revenues supported by growth in balances.

“We are seeing positive results in each division, supporting our efforts to grow stable revenues and deepen our global strategy.

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 147.97 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2025. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

“As we look to the future, we will continue striving to enhance our corporate value to achieve our 2030 management vision of Reaching for Sustainable Growth.”

Divisional Performance

Wealth Management

(billions of yen)	FY2025/26 Q2	QoQ	YoY
Net revenue	116.5	10%	4%
Income (loss) before income taxes	45.5	17%	3%

Wealth Management reported net revenue of 116.5 billion yen, increasing 10 percent quarter on quarter and 4 percent from the same period last year. Income before income taxes was 45.5 billion yen, up 17 percent quarter on quarter and 3 percent year on year.

Wealth Management performance remained strong as recurring revenue assets booked net inflows for the 14th straight quarter. Recurring revenue assets and recurring revenue both reached a record high in the second quarter, and the recurring revenue cost coverage ratio was 70 percent.

Investment Management

(billions of yen)	FY2025/26 Q2	QoQ	YoY
Net revenue	60.8	20%	8%
Income (loss) before income taxes	30.7	43%	-4%

Investment Management net revenue was 60.8 billion yen, up 20 percent quarter on quarter and 8 percent year on year. Income before income taxes was 30.7 billion yen, increasing 43 percent from last quarter but decreasing 4 percent from the same quarter last year.

The asset management business maintained strong momentum with ten consecutive quarters of net inflows, helping lift Investment Management assets under management to a record high of 101.2 trillion yen. Alternative assets under management also reached an all-time high.

In the second quarter, investment gain/loss grew significantly mainly due to contributions from American Century Investments related gain/loss.

Wholesale

(billions of yen)	FY2025/26 Q2	QoQ	YoY
Net revenue	279.2	7%	6%
Income (loss) before income taxes	53.1	27%	17%

Wholesale reported net revenue of 279.2 billion yen, higher by 7 percent quarter on quarter and 6 percent year on year. Income before income taxes was 53.1 billion yen, up 27 percent from last quarter and 17 percent from the previous year.

2

First half Wholesale pretax income jumped 43 percent from last year, contributing significantly to overall group performance, as the division maintained capital discipline and continued to pursue self-sustained growth.

On a quarterly basis, Global Markets reported stronger revenues compared to the previous quarter underpinned by record high Equities revenues. In Investment Banking, Japan continued its strong momentum while the overseas business rebounded.

Banking

(billions of yen)	FY2025/26 Q2	QoQ	YoY
Net revenue	12.9	0%	5%
Income (loss) before income taxes	3.2	-12%	-31%

Banking reported net revenue of 12.9 billion yen, remaining unchanged from the previous quarter and up 5 percent year on year. Income before income taxes was 3.2 billion yen, down 12 percent from last quarter and 31 percent from the previous year.

Banking reported stronger revenues from lending, trust, and agent operations, driven by growth in balances. The deposit sweep initiative scheduled to start in the fiscal year ending March 2027 is progressing as planned.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

3

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2025 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

4

Nomura Declares Half Year Dividend

Tokyo, October 28, 2025—Nomura Holdings, Inc. today announced that it has declared a dividend of 27 yen per share to shareholders of record as of the end of September 2025. The dividend will be paid on December 1, 2025.

Cash Dividends

	FY2025/26 Q2	Recent dividend forecast	FY2024/25 Q2
Record date	September 30, 2025	-	September 30, 2024
Dividend per share	Y27.0	-	Y23.0
Total dividends	Y79,218 million	-	Y67,974 million
Payment date	December 1, 2025	-	December 2, 2024
Source of dividends	Retained earnings	-	Retained earnings

Recent Dividends

	Q2	Q4	Annual dividend
FY2023/24	Y8.0	Y15.0	Y23.0
FY2024/25	Y23.0	Y34.0	Y57.0
FY2025/26	Y27.0	TBD	TBD

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.